 **Halcium**
20m · 🌐

We're crowdfunding! Be a part of our mission to change energy for the better. Details here: https://wefunder.com/halcium

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



WEFUNDER.COM
Invest in Halcium Energy: Safe, effective small wind turbines for homes and businesses. | Wefunder



Reach More People With This Post ✕
Promote your Page by boosting this post so more people can see it: "We're crowdfunding! ..."

2
People Reached

0
Engagements

Boost Post

👍 Like   💬 Comment   ↪ Share

Comment as Halcium







View this email in your browser

Investing is now open to friends.

We're crowdfunding!

Be a part of our mission to change energy for the better by investing in our company and the PowerPod.

Investing is open to friends and family before we invite the general public.

Click the button below for details or go to: https://wefunder.com/halcium

Invest

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

halcium

Our mailing address is:
Halcium Energy
331 W Parrish Ln Ste 106-233
Centerville, UT 84014

Add us to your address book





View this email in your browser

We've opened investments to friends and future customers.

We're crowdfunding!

Be a part of our mission to change energy for the better by investing in our company and the PowerPod.

We're on day 3 of our friends and family section.
Investing opens to the general public on 1 June.

Click the button below for details or go to: https://wefunder.com/halcium

Invest

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

halcium

Our mailing address is:
Halcium Energy
331 W Parrish Ln Ste 106-233
Centerville, UT 84014

Add us to your address book

Want to change how you receive these emails?
You can update your preferences or unsubscribe

View this email in your browser

We're Crowdfunding!

We're now accepting investments in the PowerPod and our company.

Be a part of our mission to change energy for the better by investing in our company and the PowerPod.

We're in our last week of friends and family reservations. Reservations open to the public on June 1.

Click the button below for details or go to: https://wefunder.com/halcium

Invest



We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



halcium









Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.
